UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2026

Commission File Number: 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Explanatory Note

Registered Direct Offering

On November 5, 2026, Solowin Holdings (the “Company”), an exempted company incorporated in the Cayman Islands, entered into a securities purchase agreement (the “Purchase Agreement”) with certain individual investors (the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors, in a registered direct offering, an aggregate of 10,300,000 Class A ordinary shares, par value $0.02 per share, of the Company (the “Class A Ordinary Shares”, the Class A Ordinary Shares to be sold pursuant to the Purchase Agreement, the “Shares”), at a purchase price of $1.20 per Share. The offer and sale of the Shares will be made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-282552), including the base prospectus contained therein, which was initially filed with the United States Securities and Exchange Commission (the “Commission”) on November 8, 2024, and was declared effective, as amended, by the Commission on November 8, 2024, and as supplemented by the prospectus supplement, dated November 5, 2026, filed with the Commission pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended (the “Securities Act”), relating to the Shares (the “Prospectus Supplement”).

The gross proceeds to the Company from the sale of the Shares are expected to be approximately $12,360,000, before deducting estimated offering expenses payable by the Company. The closing of the sale of the Shares is expected to occur on or about November 20, 2026, subject to the satisfaction of customary closing conditions.

The Company did not engage any placement agent, underwriter or broker-dealer in connection with the sale of the Shares, and no commission or placement agent fee is payable in connection with the sale of the Shares.

In addition, the Company has agreed in the Purchase Agreement to indemnify the Investors against certain losses arising from any breach of its representations, warranties, covenants or agreements thereunder. The Purchase Agreement also contains customary representations and warranties and conditions to the sale of the Shares pursuant thereto.

The foregoing is not a complete description of the Purchase Agreement and is qualified by reference to the full text and terms of the form of the Purchase Agreement, which is filed as Exhibit 10.1 to this current report and incorporated herein by reference.

The Company plans to use the net proceeds from the sale of the Shares for the repayment of the outstanding principal and interest of the promissory notes issued by the Company on September 10, 2026 and working capital and general corporate purposes.

Incorporation by Reference

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-282552) and the Company’s registration statement on Form S-8 (File No. 333-275337) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2026	SOLOWIN HOLDINGS

/s/ Ling Ngai Lok
	Name:	Ling Ngai Lok
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
10.1	Form of the securities purchase agreement, by and between the Company and the Investors, dated November 5, 2026

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